# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**



02067950




SEC MAIL
RECEIVED
DEC 23 2002
WASH. D.C.
165
SECTION


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# FORM 11-K

## ANNUAL REPORT PURSUANT TO SECTION 15(d)
## OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended June 30, 2002**

**Commission file numbers**
**001-03344**

## SARA LEE CORPORATION PERSONAL PRODUCTS RETIREMENT SAVINGS PLAN OF PUERTO RICO
(Full title of the plan)



---

## SARA LEE CORPORATION
## Three First National Plaza
## Suite 4700
## Chicago, Illinois 60602-4260
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

# FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS SARA LEE CORPORATION PERSONAL PRODUCTS RETIREMENT SAVINGS PLAN OF PUERTO RICO JUNE 30, 2002 AND 2001

# CONTENTS

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Sara Lee Corporation
Employee Benefits Administrative Committee

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico as of June 30, 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits (modified cash basis) of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico as of June 30, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated December 18, 2001.

We conducted our audit of the 2002 financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in note B.

175 W. Jackson
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International


ANDERSEN

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended June 30, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit Index for further discussion.

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Sara Lee Corporation
Employee Benefits Administrative Committee:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of **SARA LEE CORPORATION PERSONAL PRODUCTS RETIREMENT SAVINGS PLAN OF PUERTO RICO** as of June 30, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended June 30, 2001, on the basis of accounting described in Note 2.

Arthur Andersen LLP

Chicago, Illinois
December 18, 2001

**Sara Lee Corporation Personal Products**
**Retirement Savings Plan of Puerto Rico**
**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**(MODIFIED CASH BASIS)**
**Year ended June 30, 2002**

| | |
|---|---|
| Additions | |
| Contributions | |
| Company | $ 114,675 |
| Participants | 419,558 |
| Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income | 47,261 |
| Total additions | 581,494 |
| Deductions | |
| Benefits paid to participants | 730,828 |
| Net decrease prior to transfers out of Plan | (149,334) |
| Transfer out of Plan (note G) | (317,544) |
| Net decrease | (466,878) |
| Net assets available for benefits | |
| Beginning of year | 4,833,850 |
| End of year | $ 4,366,972 |

The accompanying notes are an integral part of this statement.

## NOTE A - DESCRIPTION OF PLAN

The following brief description of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *General*

The Plan is a defined contribution plan covering eligible salaried employees of a participating division or subsidiary of the Sara Lee Corporation (the "Company") located in Puerto Rico who have completed 12 months of service and are not eligible to participate in the Sara Lee Corporation 401(k) Supplemental Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

### *Contributions*

Eligible employees can contribute between 1% and 10% of their pretax compensation, as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC") and the Puerto Rico Internal Revenue Code of 1994.

The Company will contribute an amount equal to 35% of the portion of a participant's pretax contributions that does not exceed 5% of a participant's eligible compensation subject to certain limitations defined in the Plan agreement.

### *Participant Accounts*

Individual accounts are maintained for each of the Plan's participants to reflect Company contributions, the participant's contributions and any rollover contributions, as well as the participant's related share of the Plan's income, losses and certain related administrative expenses. Allocations are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

### *Vesting*

Participants are fully vested at all times.

### *Investment Options*

Participants may direct their total account balance amongst the various investment options currently available in the Plan in 10% increments. Participants may change their investment elections quarterly.

## NOTE A - DESCRIPTION OF PLAN - Continued

*Benefit Payments*

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Sara Lee Corporation Common Stock Fund).

*Hardship Withdrawals*

Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan agreement.

## NOTE B - SUMMARY OF ACCOUNTING POLICIES

*Basis of Accounting*

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and payments and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, receivables (including Company and participant contributions) of approximately $84,000 and $121,000, respectively, would have been recorded in the accompanying statements of net assets available for benefits as of June 30, 2002 and 2001.

*Use of Estimates*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

## NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

*Valuation of Investments*

The Plan's interest in the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and certain investments in common/collective trusts (collectively, "Investment Contracts"), quoted market prices are used to value investments in the SLC Investment Trust. Investment Contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying Investment Contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are determined periodically based on each insurance company's applicable rate schedule. The average crediting interest rate of the Investment Contracts for the years ended June 30, 2002 and 2001, was approximately 6% and 6.4%, respectively. The average yield for the Investment Contracts for the year ended June 30, 2002, was approximately 6%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

*Administrative Expenses*

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

## NOTE C - INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an interest in the SLC Investment Trust based on each plan's participants' account balance within each fund. As of June 30, 2002, the assets of the SLC Investment Trust were held by The Northern Trust Company. As of June 30, 2001, the assets of the SLC Investment Trust were held by Street Bank and Trust Company. At June 30, 2002 and 2001, the Plan's interest in the net assets of the SLC Investment Trust was approximately .82% and .88%, respectively. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of June 30, 2002 and 2001, is as follows:

| | 2002 | 2001 |
|---|---|---|
| Investments, at fair value | | |
| Corporate stock - common | $ 69,517,956 | $ 63,127,429 |
| Investment in common/collective trusts | 23,236,520 | 68,259,296 |
| Investment in registered investment companies | 273,196,616 | 260,100,880 |
| Participant loans | 12,504,583 | 12,789,086 |
| Investments, at contract value | | |
| Unallocated Investment Contracts | 149,364,962 | 144,514,912 |
| Total investments | 527,820,637 | 548,791,603 |
| Receivables | 2,001,078 | 1,112,069 |
| Liabilities | (236,391) | (108,201) |
| Net assets of SLC Investment Trust | $529,585,324 | $549,795,471 |

## NOTE C - INTEREST IN SLC INVESTMENT TRUST - Continued

SLC Investment Trust loss allocated to the participating plans for the year ended June 30, 2002, is as follows:

| | |
|---|---|
| Interest and dividend income | $ 7,267,063 |
| Net depreciation in fair value of investments | |
| Corporate stocks - common | 8,279,124 |
| Investment in common/collective trusts | 21,939,623 |
| Investment in registered investment companies | (46,647,272) |
| Total investment loss | $ (9,161,462) |

## NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

## NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 1996, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

## NOTE F - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by State Street Bank and Trust Company (from July 1, 2000 through December 31, 2001) and The Northern Trust Company (from January 1, 2002 through June 30, 2002); therefore, these transactions qualify as party in interest. A portion of the Plan's assets (approximately 18%) is invested in Sara Lee Corporation common stock.

## NOTE G - TRANSFER OUT OF PLAN

In July 2001, account balances of certain Plan participants who were employees of Coach, Inc. were transferred to the Coach Retirement Savings Plan of Puerto Rico for Salaried Employees.

## NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2002, to the Form 5500:

| | |
|---|---|
| Net assets available for benefits per the financial statements | $4,366,972 |
| Amounts due to participants | 256,034 |
| Net assets available for benefits per the Form 5500 | $4,110,938 |

The following is a reconciliation of benefits to participants according to the financial statements for the year ended June 30, 2002, to the Form 5500:

| | |
|---|---|
| Benefits paid per the financial statements | $730,828 |
| Amounts allocated to withdrawing participants at | |
| June 30, 2002 | 256,034 |
| June 30, 2001 | - |
| Benefits paid per the Form 5500 | $986,862 |

## NOTE I - NONEXEMPT TRANSACTIONS

During the Plan years ended June 30, 2002 and 2001, certain employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. On or before January 17, 2003, the Company will contribute all late contributions to the Plan and will reimburse the Plan for interest on the funds borrowed.

SUPPLEMENTAL SCHEDULE

**Sara Lee Corporation Personal Products**
**Retirement Savings Plan of Puerto Rico**
***SCHEDULE OF NONEXEMPT TRANSACTIONS***
**Year ended June 30, 2002**

| Identity of party involved | Relationship to Plan, employer or other party-in-interest | Description of transactions including maturity date, rate of interest, collateral, par or maturity value | Amount loaned | Interest incurred on loans |
|---|---|---|---|---|
| Sara Lee Corporation | Plan sponsor | Lending of monies from the Plan to the Company (employee contributions not remitted in a timely manner): Deemed loans with dates ranging from July 1, 2001 to June 21, 2002; all loans will mature on or before January 17, 2003, with interest at annual rates ranging from 6%-7% | $ 211,939 | $ 9,113 |

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2002

Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico

By: Sara Lee Corporation Employee Benefits Administrative Committee



By:________________________________

Roderick A. Palmore, As a Committee Member on Behalf of the Committee

# EXHIBIT INDEX

The statement of net assets available for plan benefits as of June 30, 2001 for the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico was audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included herein. On March 14, 2002, Sara Lee dismissed Arthur Andersen LLP as its independent public accountants. Arthur Andersen LLP has informed Sara Lee that Arthur Andersen LLP will no longer be able to issue written consents to the inclusion of its reports in Sara Lee's filings with the Securities and Exchange Commission, and Arthur Andersen LLP has not consented to the inclusion of its report on the financial statements for the fiscal years ended June 30, 2001 contained in this annual report. Rule 437a of the Securities Act of 1933, as amended, permits the inclusion of Arthur Andersen LLP's report on the financial statements contained in this annual report without their consent. Because Arthur Andersen LLP has not consented to the inclusion of its report in this annual report, your ability to recover for claims against Arthur Andersen LLP may be limited. In particular, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

| Exhibit No. | Description |
|---|---|
| 23 | Consent of Grant Thornton LLP |

Grant Thornton

Accountants and Business Advisors

## CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico's previously filed Registration Statement File No. 33-41487 and No. 333-68958.

Grant Thornton LLP

Chicago, Illinois
December 17, 2002

175 W. Jackson
20th Floor
Chicago, IL 60604
**T** 312.856.0200
**F** 312.565.4719
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**